PRYOR CASHMAN SHERMAN & FLYNN LLP

410 PARK AVENUE, NEW YORK, NEW YORK 10022-4441

TELEPHONE: 212-421-4100
FAX: 212-326-0806
EMAIL: FIRM@PRYORCASHMAN.COM
WWW.PRYORCASHMAN.COM

WRITER'S DIRECT DIAL:
(212) 326-0468

WRITER'S EMAIL:
mcampoli@pryorcashman.com

RECEIVED
2004 AUG 18 A 11: 20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 13, 2004

SUPPL

04054240

BY REGULAR MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mary Cascio

Re: **Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 Request for Reinstatement - File No. 82-2683**

Dear Ms. Cascio:

Reference is made to that certain letter dated July 7, 2004 from Blake Hornick, Esq. to Paul Dudek of your office regarding the reinstatement of the exemption of Wolters Kluwer, N.V. (the "Company") from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act. We understand that the Company's reinstatement application is currently under review by Mr. Dudek. Enclosed herein please find copies of all press releases that have been issued by the Company between July 7, 2004 and the date hereof. We are providing the press releases to you so that your files with respect to the Company are complete.

Thank you for your assistance and cooperation in connection with this matter.

Yours truly,

Michael T. Campoli

Michael T. Campoli

cc: Blake Hornick

PROCESSED
JUN 23 2005
THOMSON FINANCIAL

dlw 6/22

381875

Campoli, Michael

RECEIVED 2004 AUG 19 A 11:20 OFFICE OF INTERNATIONAL CORPORATE FINANCE

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]
Sent: Thursday, July 08, 2004 10:01 AM
To: Wolters Kluwer Corporate Communications
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Standardizes on Arbortext ...

WoltersKluwer

Published: 16:00 08.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Standardizes on Arbortext Enterprise Publishing Software for Worldwide Publishing

Amsterdam (July 8, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today that it has standardized on Arbortext's XML-based software for its publishing activities worldwide. Arbortext software enhances Wolters Kluwer's power to easily deliver highly tailored information, resulting in cost reductions, quality improvements, market expansion and increased customer satisfaction.

Wolters Kluwer employees around the globe will use Arbortext publishing software to create and publish market-driven, customized products and services in the media format that best suits the customer. These can include internet-based products, CD-ROMs, books, newsletters, professional journals and loose-leaf publications. As a result, Wolters Kluwer is able to increase revenue and open new market opportunities.

"We publish information to many different industries, in many different languages, and in a number of different formats," said John K. Roth, Wolters Kluwer's Vice President of Technology Operations and Publishing - North America. "We wanted to standardize on a publishing system that was flexible, powerful, and capable of being implemented at our offices around the world. We chose Arbortext because their products most closely accommodate our current needs and future opportunities."

Arbortext's Enterprise Publishing Software eliminates manual publishing processes that can be inflexible, time-consuming and costly. Using Arbortext's powerful publishing software, employees at Wolters Kluwer will be able to author content in a way that relieves them from the prolonged, inefficient task of manual design and layout. Arbortext software enhances Wolters Kluwer's power to easily deliver highly tailored information based on select language, audience, media type and other factors.

"Wolters Kluwer is a premier publisher of information to the health, tax, accounting, corporate, financial services, legal and regulatory, and education markets, and I am pleased that we are expanding our relationship with them as they roll out our publishing software throughout their enterprise," said Raymond Schiavone, President and CEO at Arbortext. "Organizations such as Wolters Kluwer keenly understand the advantage of adopting enterprise publishing applications in order to achieve cost reductions, quality improvements, market expansion and increased customer satisfaction."

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Leslie Bonacum
t + 31 20 60 70 459

press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

About Arbortext
Arbortext is the leading provider of Enterprise Publishing Software that enables organizations to create and automatically publish large amounts of information, such as technical manuals, pharmaceutical product information, legal information and software documentation. Enterprises around the world use our software to publish in multiple languages to multiple audiences in multiple hardcopy and electronic output formats. Arbortext's software is installed at over 1,400 organizations worldwide. Arbortext is a founding member and active participant in the XML Activity of the World Wide Web Consortium (W3C). Headquartered in Ann Arbor, Michigan, USA, Arbortext has offices around the world.

Beth Ambaruch, APR
Arbortext®, Inc.
T + 1 734 327 6014
bea@arbortext.com

www.arbortext.com

http://hugin.info/130682/R/952250/135293.pdf

Campoli, Michael

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]
Sent: Tuesday, July 13, 2004 4:02 AM
To: Wolters Kluwer Corporate Communications
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer to connect European branch ...

WoltersKluwer

Published: 10:00 13.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer to connect European branches with VPN solution from KPN

Amsterdam (July 13, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today the signing of a five-year network contract with KPN, which will support Wolters Kluwer in its drive to reduce costs and forge stronger operational bonds. KPN, the leading Dutch telecommunications company, will be connecting 45 Wolters Kluwer sites in 15 different European countries with EuroRings MPLS VPN. With this network up-and-running, Wolters Kluwer will be able to launch applications for its various business units from a central location.

EuroRings MPLS VPN connects international sites, creating one end-to-end managed service. This network solution based on Multi-Protocol Label Switching (MPLS) offers a secure, reliable and future proof communication infrastructure, enabling convergence of other networks, such as the voice network. Different types of traffic (data, voice and video) and applications (such as SAP) can be transported separately via EuroRings MPLS VPN, ensuring that business critical information always has priority. Wolters Kluwer will use EuroRings MPLS VPN to roll out key applications, the first of which is SAP Finance.

European network
'We chose EuroRings MPLS VPN because KPN came with a solid offer that was also attractive when viewed in a commercial light,' says Ilhan Aksoycan, Chief Technology Officer with Wolters Kluwer. 'Quality and a future proof solution were other appealing factors. We also admire the drive that KPN puts into its work. For example, the first sites are already linked up to the European network. In addition to a five-year contract for the European MPLS VPN network, we also chose KPN as "preferred vendor" for mobile and fixed telephony. Another part of the contract is the re-dimensioning and extension of the Wolters Kluwer WAN in the Netherlands for another five years.'

A flexible and future proof solution
Joris van Oers, KPN's Director of Corporate Sales, comments: 'We are looking forward to strengthening our present collaboration with Wolters Kluwer, a leading multinational publisher and information services company. With EuroRings MPLS VPN, Wolters Kluwer has a state-of-the-art, future proof network solution, which is also very flexible. In the future, for example, new sites can easily be added. This solution also supports Wolters Kluwer's strategy of reducing costs. As the network will be managed from one central location, costs related to licenses and software updates can be reduced. This makes EuroRings MPLS VPN a cost-effective solution. Our solution furthermore assures Wolters Kluwer of a secure European network, separated from the public Internet.'

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications

t + 31 20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

About KPN
KPN's international network is a state-of-the-art data/IP backbone with a seamless footprint extending across major business and financial centers in Europe. KPN's EuroRings portfolio delivers a full range of carrier and corporate networking solutions over a high-capacity fiber-optic network.

KPN is a telecommunications company offering a wide range of high quality and innovative telecommunications services for both the private and business markets. Its core business activities are mobile communications, fixed networks, Internet services and IP/Data services. More information about KPN can be found at www.kpn.com.

PDF version of press release

Campoli, Michael

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]

Sent: Monday, July 19, 2004 4:02 AM

To: Wolters Kluwer Corporate Communications

Subject: Wolters Kluwer NV (NL) - Wolters Kluwer offers the world a window ...

WoltersKluwer

Published: 10:00 19.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer offers the world a window on China

Wolters Kluwer's CCH Asia launches China Law Express, a daily email alert of legislative and regulatory change in China

Amsterdam (July 19, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, today announced that CCH Asia, part of its Tax, Accounting & Legal Division, has further established its credentials as the premier information provider on Chinese law, with the launch of China Law Express.

China Law Express will provide the latest news on changes and developments in Chinese law. With the increasing focus that many of the world's businesses have on China, the need for regular and up to date reporting on Chinese law has never been greater. China Law Express, with daily alerts of important changes in Chinese law and regulation, makes staying abreast of legislative and regulatory change easier than ever before.

CCH Asia's Managing Director, Matthew Sullivan, said, "We are excited about filling an important information gap in one of the world's most attractive and lucrative markets. Discussions with our customers revealed that foreign businesses and professional firms in China find it very difficult and costly to locate important changes in legislation and regulation. The failure to be aware of, and deal with, these changes can result in expensive and damaging mistakes that can render even the best business plans ineffective".

China Law Express helps professionals - both inside and outside China - solve this problem.

Focused primarily on commercial law, China Law Express is a bilingual (English and Chinese) web service that provides daily updates on developments and changes in laws in the People's Republic of China.

Subscribers receive daily email alerts that summarize developments and changes and detailed information is accessed via a dedicated website (www.chinalawexpress.com) that also offers keyword or topic search in both Chinese and English.

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

-

-
About operations in Asia Pacific
Wolters Kluwer's activities in Asia Pacific are part of its Tax, Accounting & Legal Division. Headquartered in Sydney, Australia, and employing approximately 650 people, operations extend throughout Australia, New Zealand, Singapore, Malaysia, Hong Kong, Japan and China.

Media
Kevin Ormrod
t + 612 9857 1715
kormrod@cch.com.au

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

Pdf file of Press Release

Campoli, Michael

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]
Sent: Wednesday, July 21, 2004 4:01 AM
To: Wolters Kluwer Corporate Communications
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer signs EUR 750 million mult ...

WoltersKluwer

Published: 10:00 21.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer signs EUR 750 million multi-currency credit facility

Amsterdam (July 21, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today that it has signed a EUR 750 million multi-currency syndicated credit facility. The transaction achieved substantial oversubscription and raised commitments from 13 banks across Europe, the United States and Australia, underlining the strong support for Wolters Kluwer from its relationship banks.

ABN AMRO Bank N.V., Citigroup, Deutsche Bank Luxembourg S.A. and ING Bank N.V. acted as mandated lead arrangers and bookrunners. ING Bank N.V. will act as facility agent.

This facility refinances the existing USD 600 million, seven-year credit facility originally established in September 1998. The new credit facility has a maturity of five years with two extension options, potentially raising the maturity to seven years. The credit facility will be used for general corporate purposes including acquisitions, supporting the company's three-year strategy to restore profitable growth and deliver improved value to shareholders, as announced on October 30, 2003.

The syndicate includes the following banks:
Mandated lead arrangers: ABN AMRO Bank N.V., Citigroup, Deutsche Bank Luxembourg S.A. and ING Bank N.V.;
Arrangers: Australia and New Zealand Banking Group Limited, Credit Suisse First Boston, Fortis Bank (Nederland) N.V., CCF S.A., KBC Bank Nederland N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. and Société Générale S.A.;
Senior lead managers: Banca Intesa S.p.A. and Dresdner Bank Luxembourg S.A..

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

PDF version press release

Campoli, Michael

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]
Sent: Monday, July 26, 2004 8:02 AM
To: Wolters Kluwer Corporate Communications
Subject: Wolters Kluwer NV (NL) - Wolters Kluwer appoints Mark Sherman as C ...

RECEIVED
2004 AUG 18 A 11: 29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WoltersKluwer

Published: 14:00 26.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer appoints Mark Sherman as Chief Human Resources Officer for North America

Amsterdam, (July 26, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today the appointment of Mark Sherman as Chief Human Resources Officer, North America. He succeeds Kathy Baker, who was named Senior Vice President, Corporate Human Resources for all of Wolters Kluwer nv in January 2004.

With more than 20 years of experience in his field, Mr. Sherman is well-positioned to further develop and implement the Human Resources aspect of the Wolters Kluwer three-year strategy to deliver improved and sustained value to customers and shareholders. A key facet of this strategy entails the implementation of Shared Services organizations for Wolters Kluwer's operations in North America and Europe.

In prior positions with Baxter Healthcare, a leading global company based in the U.S., Mr. Sherman proved his leadership qualities in the implementation of Human Resources Shared Services. Mr. Sherman received his undergraduate degree from Western Illinois University, Macomb, and earned a Master's in Human Resources/Industrial Relations from Loyola University, Chicago.

"Mark has shown strong management skills in building and reshaping organizations to meet the demands of a highly competitive and constantly changing business environment. This experience will support and further the initiatives Wolters Kluwer continues to make as it moves towards a stronger operational focus, structured around a customer-focused Divisional framework. Human Resources strategic management will go forth under a Shared Services model that supports our businesses and employees in North America," said Chris Cartwright, Shared Services CEO for North America. "We are very pleased to welcome him to Wolters Kluwer and have full confidence in his future with us."

The Wolters Kluwer Shared Services Organization in North America oversees shared services for three of Wolters Kluwer's five Divisions - Health; Corporate & Financial Services; and Tax, Accounting & Legal. Mr. Sherman will be based at the Wolters Kluwer U.S. Corporate head office in Riverwoods, Illinois.

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

pdf file of Press Release

Campoli, Michael

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]

Sent: Tuesday, July 27, 2004 4:04 AM

To: Wolters Kluwer Corporate Communications

Subject: Wolters Kluwer NV (NL) - Wolters Kluwer wins gold in Spain

WoltersKluwer

Published: 10:02 27.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer wins gold in Spain

Wolters Kluwer's A3 Software is first technology company to achieve prestigious EFQM gold award for excellence

Amsterdam (July 27, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today that its award-winning software company in Spain, A3 Software, has added gold to its shelf.

A3 Software was recently awarded gold-level Recognition for Excellence by the European Foundation for Quality Management (EFQM). Formed in 1988, the EFQM provides a verifiable framework for sustainable organizational excellence. Open to over 800 organizations throughout Europe that represent several million employees, the EFQM awards are based on the following criteria:

- Leadership and constancy of purpose
- Customer focus
- Corporate social responsibility
- People development and involvement
- Results orientation
- Management by processes and facts
- Continuous learning, innovation and improvement
- Partnership development

Very few organizations have been successful in reaching gold at their first attempt, but A3 has done just that. The EFQM team of independent assessors, most of them senior managers from the field, pointed to the following highlights within A3: customer focus, results orientation, continuous innovation and improvement, and the commitment of all people within A3 Software.

"We are very pleased to receive this Recognition of Excellence from such a reputable organization as EFQM," commented Salvador Fernández Lopez, CEO of Wolters Kluwer Spain. "It clearly underlines Wolters Kluwer's ongoing commitment to provide our customers with the innovative tools and solutions they need. I would like to congratulate all our staff on this magnificent achievement."

About A3

A3 Software began in 1980 and has implemented more than 22,000 applications for over 10,000 customers. It is unique company dedicated to the development of management software for professionals in the fields of labor, tax, accounting and human resources. A3 Software's highly specialized, user friendly and smart solutions for payroll, accounting, tax, and HR management are designed to deliver added value to its professional customers. A3 Software is part of Wolters Kluwer's operations in Spain, belonging to the Legal, Tax & Regulatory Europe Division.

www.atres.com

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

PDF version press release

Campoli, Michael

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]

Sent: Thursday, July 29, 2004 4:02 AM

To: Wolters Kluwer Corporate Communications

Subject: Wolters Kluwer NV (NL) - Wolters Kluwer strengthens market positio ...

WoltersKluwer

Published: 10:00 29.07.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer strengthens market position in Spain by acquiring Telesoftware

Amsterdam (July 29, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, announced today that it has acquired Telesoftware y Servicios S.L. and ISP Infoservice S.L., jointly known as Telesoftware. This investment in growth centers on strengthening customer relationships, delivering end-to-end solutions and expanding online products and services.

Telesoftware is an enterprise dedicated to management software development and maintenance. The activities of Telesoftware are in the tax and human resources markets, and specialize in providing professional customers with robust tax compliance tools and payroll software. Telesoftware is therefore well positioned to fully complement Wolters Kluwer's award-winning portfolio in Spain.

Telesoftware will be integrated with existing operations in Spain and form part of Wolters Kluwer's Legal, Tax & Regulatory Europe (LTRE) Division.

"With this acquisition, Wolters Kluwer has made an important step in its strategic objective to drive revenue growth," stated Rolv Eide, CEO of LTRE. "It significantly reinforces our market position by increasing our customer portfolio and expanding our sales activities, as well as opening up substantial leveraging opportunities between Telesoftware products and our well-known brands A3, CISS and LA LEY."

About Wolters Kluwer
Wolters Kluwer (Euronext Amsterdam: WKL) is a leading multinational publisher and information services company. The Company's core markets are in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

pdf-file of Press Release

Campoli, Michael

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]

Sent: Monday, August 02, 2004 11:02 AM

To: Wolters Kluwer Corporate Communications

Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Health Appoints Chief Medi ...

WoltersKluwer

Published: 17:00 02.08.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Health Appoints Chief Medical Officer and New CEO for Clinical Tools Business Unit

Philadelphia, PA (August 2, 2004) - Wolters Kluwer Health, a division of Wolters Kluwer NV and a leading provider of information for healthcare professionals, today announced that Jon Seymour, MD, has been named Executive Vice President and Chief Medical Officer. In addition, Ken Killion has been named CEO of the Clinical Tools division, the role previously held by Dr. Seymour.

"The role of a Chief Medical Officer has long been part of WKHealth's vision to achieve a leading position in medical information," said Hugh Yarrington, CEO of Wolters Kluwer Health. "Jon's considerable expertise in clinical content and its integrated applications will help WKHealth pursue new growth areas to meet the information needs of our customers."

Dr. Seymour will work with all major WKHealth brands, such as Ovid Technologies, Lippincott Williams & Wilkins, Medi-Span, Adis International, and Facts & Comparisons, to effectively leverage the brand assets in all major growth areas of medical information, including point-of-care, point-of-learning, electronic medical record, e-prescribing, and related strategies. He will be responsible for executing agreements with strategic health industry partners for enterprise applications that integrate WKHealth information and tools into comprehensive medical information systems.

"While we have had success in partnering with major health information providers, insurers, hospital systems, and medical societies, we know that greater opportunities exist to get our content into the hands of medical, clinical, and pharmaceutical customers," said Yarrington. "Jon will be accountable for incorporating as many of our information assets as possible into every significant partnership and sales opportunity."

Dr. Seymour joined WKHealth as CEO for Clinical Tools in 2002. Under his leadership, the business unit expanded to include Skolar, a point-of-care information tool purchased from Stanford University in 2003. In addition, Seymour oversaw the integration of Medi-Span, purchased from the Hearst Corporation in 2002. Prior to this role, he was the co-founder and chief executive of Gold Standard Multimedia, a drug database company which grew to produce $4 million in annual revenues under his leadership. He also created and marketed *Integrated Medical Curriculum*, a suite of electronic textbooks and course materials for medical and allied health students. He holds an MD from the University of Florida College of Medicine and a BA in Physics from Duke University.

"Ken Killion is a seasoned information executive and will bring a wealth of experience to one of our most exciting opportunities for sustained growth. As Jon Seymour moves into his new role, we are very fortunate to have a professional of Ken's abilities to step in at Clinical Tools," Yarrington said.

Mr. Killion was previously Executive Vice President of Clinical Tools. He will oversee all operational aspects of the business unit, including the Drug Information, E-Prescribing, and Clinical Decision Support components. Mr. Killion joined Facts & Comparisons, a product line of Clinical Tools, as Executive Publisher in 2000. He brings more than 25 years experience in professional publishing to his new role, both with Wolters Kluwer companies such as Aspen Publishers and Lippincott Williams & Wilkins, and with other industry-leading publishers. He holds a B.S. in Marketing from the University of Baltimore, MD.

About Wolters Kluwer Health

Wolters Kluwer Health (WKHealth) is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools, periodicals and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; online information providers, such as Ovid Technologies and Medi-Span; and pharmaceutical information provider Adis International. WKHealth is a division of Wolters Kluwer, NV, a multi-national information services company with annual sales of more than €3.9 billion and 20,000 employees.

Contact
Connie Hofmann, Director of Communications
+1 215-521-8511
chofmann@wkhealth.com

PDF version of press release

Campoli, Michael

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]

Sent: Tuesday, August 03, 2004 8:01 AM

To: Wolters Kluwer Corporate Communications

Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Announces Acquisition of B ...

WoltersKluwer

Published: 14:00 03.08.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Announces Acquisition of BEAM Education

Amsterdam (August 3, 2004) - Wolters Kluwer Education, a division of Wolters Kluwer nv, today announced that it has acquired BEAM Education, one of the UK's leading mathematical resource publishers and training providers.

Nelson Thornes' acquisition of BEAM forms part of its long-term strategic plan to enhance its reputation as an innovative and creative solutions provider across all areas of learning, and including continued professional development. BEAM's product portfolio is also part of Nelson Thornes' strategy to offer more e-learning solutions to the Education sector.

London-based BEAM Education is a specialist mathematics education publisher of materials covering teaching and learning needs from the age of 3 to 14. They include more than 80 publications, as well as a comprehensive range of games and equipment. BEAMs services include consultancy, courses and in-service training. BEAM is an acknowledged expert in the field of mathematics education. BEAM have been actively involved in mathematics education since 1987 and now supply resources, training and consultancy both in the UK and internationally. They have a well-earned reputation for publishing reliable and authoritative resources, and work closely with schools, LEAs, universities, and other experts in the field to accomplish their mission of making the teaching and learning of mathematics interesting, challenging and enjoyable. BEAM will form part of Wolters Kluwer Education's subsidiary, Nelson Thornes Ltd., based in Cheltenham, England.

Fred Grainger, Managing Director of Nelson Thornes said: "I'm delighted that, with the addition of BEAM to our growing portfolio, we will continue to strengthen our position in primary school mathematics publishing. This builds on our established base as market leader in secondary education. This acquisition also forms part of our wider strategy to transform education by providing teachers with a total blended learning solution. We will continue to publish traditional resources of the highest quality in our core areas, but in addition, we will offer teachers support in all areas of teaching and learning including training and continued professional development. We will achieve this via an ongoing program of both internal organic growth and a series of partnerships and acquisitions."

Commenting on the acquisition, Sheila Ebbutt, Managing Director of BEAM said:
"Over the years we have established an enviable team of authors, trainers and consultants, all experts in the field of mathematics education. With this team - and with the resources and expertise of Nelson Thornes behind us - we can continue to offer the best possible mathematics education services to primary teachers and Foundation Stage practitioners across the country. Building on our strong and popular backlist, we have many highly innovative and creative products to publish over the coming years."

Notes to editors:

About Wolters Kluwer Education
Wolters Kluwer is Europe's largest Education publisher, setting the standard in teaching and learning across the European educational world. Its brands are well established and are seen as a hallmark of quality and reliability. Many Europeans have been (and continue to be) educated products from such Wolters Kluwer Education companies as Wolters-Noordhoff (the Netherlands), Liber (Sweden), Nelson Thornes (United Kingdom), Bildungsverlag EINS

(Germany) and Wolters Plantyn (Belgium). Wolters Kluwer Education has annual revenues (2003) of EUR 302 million, and employs nearly 1,500 people. Wolters Kluwer Education is part of Wolters Kluwer, a leading multinational publisher and information services company. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

For press enquiries:
Suzanne van Gemert
Corporate Communications Manager
Wolters Kluwer Education
Email: sgemert@wolterskluwer.com
Tel: +31 20 6070 338

PDF version press release

Campoli, Michael

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]

Sent: Friday, August 06, 2004 8:02 AM

To: Wolters Kluwer Corporate Communications

Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Health and Allscripts Sign ...

WoltersKluwer
Health

Published: 14:00 06.08.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Health and Allscripts Sign e-Prescribing and Content Distribution Agreement

Philadelphia, PA (August 6, 2004) - Wolters Kluwer Health, a Division of Wolters Kluwer and a leading provider of information for healthcare professionals, and Allscripts Healthcare Solutions, the leading provider of clinical software, connectivity and information solutions that physicians use to improve healthcare, have announced a significant partnership to bring electronic prescribing software with improved medical content to thousands of physicians.

Wolters Kluwer's Health Division will license and sponsor subscriptions to the .NET version of TouchScript® from Allscripts Healthcare Solutions (Allscripts), further increasing the distribution of the e-prescribing software in the marketplace. The partnership encourages the adoption of IT tools at the point of care to improve patient safety and highlights the importance of high-quality medical knowledge in clinical technology solutions.

While Allscripts software already incorporates content from Wolters Kluwer Health's Medi-Span products, Wolters Kluwer Health and Allscripts will work together to develop the next generation of healthcare IT tools with improved access to rich clinical content at the point of care. Providers will gain access to a powerful set of reference materials, tools, and evidence-based guidelines specific to the context of their patient encounter. Physicians will be able to review the most relevant information from various Wolters Kluwer Health product lines, including Clin-eguide, SKOLAR, Facts & Comparisons, and Medi-Span, delivered electronically through Allscripts solutions. Content will be specific to the therapy decision at hand and delivered at the precise moment it is needed.

"Wolters Kluwer Health's extensive content further increases Allscripts' value proposition to healthcare professionals at the point of care," said Glen Tullman, Chief Executive Officer of Allscripts Healthcare Solutions. "With the overwhelming amount of clinical knowledge available, it is no longer good enough to simply offer data to physicians. Healthcare professionals want only the most relevant information delivered through trusted solutions."

According to Jon Seymour, Executive Vice President and Chief Medical Officer of Wolters Kluwer Health, "Given the increasing utilization of clinical tools like e-prescribing and electronic medical records (EMRs) by physicians, the ability to integrate our content with these systems is critical to improving patient safety. Allscripts Healthcare Solutions has clearly established itself as a leader in both of these markets, so this partnership is vital to our goal of placing our content in the workflow of the physician."

The innovative TouchScript.NET e-prescribing solution from Allscripts is designed specifically for physicians practicing independently or in small group settings. The solution is a result of a one-year collaborative development between Allscripts and Microsoft Corporation. Based on Microsoft's .NET technology, the new application, usable in an on-line or off-line mode, will be easily downloadable. Physicians will now be able to implement e-prescribing in their practices cost-effectively in a matter of minutes on a variety of computing platforms from traditional desktop PCs to the latest mobile Tablet PCs and Pocket PCs. TouchScript is designed as the first module of a complete electronic medical record companion to Microsoft Office 2003, with additional modules scheduled for release later this year. Familiarity with Microsoft Office combined with Allscripts' powerful clinical modules and Wolters Kluwer Health's high quality knowledge will accelerate physician use of technology in the care process.

About Allscripts Healthcare Solutions
Allscripts Healthcare Solutions is the leading provider of clinical software, connectivity and information solutions that physicians use to improve healthcare. The Company's TouchWorks(TM) software is a modular Electronic Medical Record (EMR) that enhances physician productivity by automating the most common physician activities including prescribing, dictating, capturing charges, ordering labs and viewing results, providing patient education, and documenting clinical encounters. TouchWorks is available on the latest Tablet PCs, wireless handheld devices, desktop workstations, and over the Internet. Allscripts also offers electronic document imaging and scanning solutions through its Advanced Imaging Concepts subsidiary. Additionally, Allscripts provides healthcare product education and market research programs for physicians through its Physicians Interactive(TM) unit and medication fulfillment services through its Allscripts Direct(TM) unit. Visit Allscripts on the Web at www.allscripts.com.

About Wolters Kluwer Health
Wolters Kluwer Health (WKHealth) is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools, periodicals and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; online information providers, such as Ovid Technologies and Medi-Span; and pharmaceutical information provider Adis International. WKHealth is a Division of Wolters Kluwer. As of 2003, Wolters Kluwer has annual revenues of EUR 3.4 billion, employs approximately 19,500 people worldwide, and maintains operations across Europe, North America and Asia Pacific. Visit Wolters Kluwer at www.wolterskluwer.com.

Contact
Connie Hofmann
+1 215-521-8511
chofmann@wkhealth.com

PDF version press release

Campoli, Michael

From: Wolters Kluwer Corporate Communications [press@wolterskluwer.com]

Sent: Tuesday, August 10, 2004 6:31 AM

To: Wolters Kluwer Corporate Communications

Subject: Wolters Kluwer NV (NL) - Wolters Kluwer Half-Year 2004 Results Out ...

WoltersKluwer

Published: 12:30 10.08.2004 GMT+2 /HUGIN /Source: Wolters Kluwer NV /AEX: WLSN /ISIN: NL0000395887

Wolters Kluwer Half-Year 2004 Results Outlook Improved, Dividend Maintained

Amsterdam (August 10, 2004) - Wolters Kluwer, a leading multinational publisher and information services company, today announced improved performance for the first six months ended June 30, 2004, and raised expectations for the full year.

Financial performance highlights for the six months ended June 30, 2004, include:

- Half-year results ahead of expectations and full-year outlook upgraded
- Revenues €1,603 mln, organic revenues up 1% (including product pruning of €15 mln)
- Ordinary EBITA €263 mln, 5% up in constant currencies; EBITA margin 16%
- Strong free cash flow €182 mln, compared with €74 mln (HY 2003)
- Structural cost savings of €30 mln ahead of schedule, representing 75% of annual target; target increased to €60 mln for full-year; FTE reduction target for full year largely achieved
- Product development spending significantly above 2003 level, at 40% of full-year target
- Proposal to maintain full-year 2004 dividend at 55 euro cents per share; going forward, proposal to change dividend policy from 1/3 payout of ordinary net income, to maintain a full-year dividend of €0.55 as long as there is a minimum dividend cover of 1.5.

Nancy McKinstry, Chairman of the Executive Board, commented: "We continue to be encouraged with the progress we are making. We remain focused on investing in those businesses best positioned for long-term, sustainable growth, while pruning product lines as appropriate. Reflecting our confidence in the strength of our business and in our growth prospects, we are proposing to maintain our full-year dividend at 55 euro cents per share. While there is a lot of work still to be done, these half year results put us well on track to achieve the goals set out in our three-year strategy."

During the first half year, the company continued to make progress implementing the strategic plan.

- Wolters Kluwer's Health operations performed strongly, supported by the continued roll-out of new products
- Corporate & Financial Services grew revenues by 10%, supported by new products, expansion into adjacent markets, and the positive effect of a stronger U.S. economy
- Tax & Accounting expanded its number one market position, reflecting strong sales of new software products and integrated content libraries
- In Europe, Wolters Kluwer's operations in Italy, Spain, and Central Europe showed strong revenue performance driven by new online and software products. These results were tempered by the continued restructuring and pruning efforts in the Netherlands, Belgium, and the UK
- New product launches in the Education division reinforced its leadership positions in Europe. The division made good progress with its e-learning and blended learning solutions

Outlook Full-Year 2004
We raise our full-year outlook to reflect the clear improvements in underlying operations. We now expect ordinary EBITA margins of 14-16% (previously 14-15%), and ordinary EPS of between €0.99 and €1.10 (€0.99), all at constant currencies. We anticipate strong free cash flow of at least €300 million (€150-200 mln). Our expectation for revenue growth is maintained at 0-1%.

The full press release including tables can be downloaded from the following link:

Half-Year 2004 Results